UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42586

PINNACLE FOOD GROUP LIMITED

(Translation of registrant’s name into English)

600 837 West Hastings Street

Vancouver BC V6C 2X1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 3, 2026, Pinnacle Food Group Limited (the “Company”) announced that the Board of Directors (the “Board”) of the Company appointed Mr. Martin Ngai Lam Cheung to serve as an independent director and as chair of the Audit Committee of the Company, effective June 15, 2026.

Mr. Cheung, 57, is expected to serve as an independent non-executive director and chair of the Audit Committee of the Company and to bring to the Board significant public company, audit committee, corporate finance, financial reporting, listing compliance and corporate governance experience.

Mr. Cheung currently serves as an independent director and audit committee chair of Boyaa Interactive International Company Limited, New Provenance International Company Limited and China Development Bank International Investment Co Ltd. He previously served as an executive director of Silk Road Logistics Holdings Limited from June 2021 to April 2024 and as Chief Financial Officer of China Zenix Auto International Limited from March 2014 to February 2022. Earlier in his career, Mr. Cheung held senior corporate finance, chief financial officer, investment banking and audit positions with Norstar Founders Group Limited, Grant Thornton Corporate Finance Limited, Japan Asia Securities Limited, Daiwa Securities SMBC Hong Kong Limited and Deloitte Touche Tohmatsu. Mr. Cheung holds a Master of Accounting from Curtin University, a Master of Science in Investment Management from Hong Kong University of Science and Technology and a Bachelor of Social Sciences from the University of Hong Kong. He is a member of the American Institute of Certified Public Accountants and a CPA Australia member.

There are no family relationships between Mr. Cheung and any director or executive officer of the Company. There is no arrangement or understanding between Mr. Cheung and any other person, except directors and officers of the Company acting solely in that capacity, pursuant to which Mr. Cheung was selected as a director of the Company. There are no transactions between Mr. Cheung and the Company that would be required to be disclosed under Item 7.B of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 3, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2026

PINNACLE FOOD GROUP LIMITED

By:	/s/ Jiulong You
Jiulong You
Chief Executive Officer

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